Exhibit 99.6

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by registered holders of common shares (“Common Shares”) of Turquoise Hill Resources Ltd. in connection with the proposed consolidation of the issued and outstanding Common Shares as described in the Management Information Circular (the “Circular) of Turquoise Hill Resources Ltd. dated March 18, 2020 (the “Share Consolidation”).

Shareholders are referred to the Circular for further information relating to the Share Consolidation. A copy of the Circular is available on SEDAR at www.sedar.com under Turquoise Hill’s profile.

Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company or other nominee or intermediary should contact that nominee or intermediary for assistance in depositing their Common Shares in connection with the Share Consolidation.

TO:	AST Trust Company (Canada) (“AST”)

AND TO:	Turquoise Hill Resources Ltd. (“Turquoise Hill”)

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Common Shares indicated in the table below, which shares are represented by the share certificate(s) or Direct Registration System (“DRS”) Advice(s) described below and delivered herewith and the undersigned has good title to the Common Shares represented by the said certificate(s) or DRS Advice(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Common Shares.

Certificate(s)/DRS Advice(s)	Number of Common Shares	Registered in the Name of

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The above-listed share certificate(s)/DRS Advice(s) (the “Deposited Shares”) is/are hereby surrendered in exchange for a certificate or DRS Advice reflecting the new CUSIP/ISIN number assigned to the Common Shares as a result of the implementation of the Share Consolidation representing post-consolidated Common Shares (“Post-Consolidated Shares”) on the basis of a consolidation ratio to be determined by Turquoise Hill’s board of directors, in its discretion, between 5 to 30 Common Shares for one (1) Post-Consolidated Share. No certificate(s) or DRS Advice(s) representing fractional Post-Consolidated Shares will be issued. Where the exchange results in a fractional Post-Consolidated Share, any and all such fractional Post-Consolidated Shares will be aggregated and sold by Turquoise Hill’s transfer agent and registrar on the market. In the event that the proceeds therefrom, net of brokerage commissions and expenses and withholding taxes, exceed US$5, such proceeds shall be paid to the relevant Shareholders in proportion to such Shareholders’ fractional entitlements. Where the net proceeds of sale amount to US$5 or less, such amounts will be retained for the benefit of Turquoise Hill as set forth in the Circular.

In respect of the number of Post-Consolidated Shares to which the undersigned is entitled as a consequence of and following the Share Consolidation, the undersigned authorizes and directs AST as follows (select only one):

To issue a physical share certificate; OR	To enter such Common Shares into the DRS

The undersigned authorizes and directs AST to issue the certificate(s) or DRS Advice(s) for the Post-Consolidated Shares to which the undersigned is entitled as indicated below and directs AST to mail such certificate(s) or DRS Advice(s) to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by AST on behalf of Turquoise Hill.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected, and the risk of loss and title to such Deposited Shares shall pass, only upon proper receipt thereof by AST. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by AST to be reasonably necessary or desirable to complete the exchange of the Deposited Shares.

Name (Please Print)
Address
City	Province	Postal Code
Telephone (Business Hours)	Social Insurance Number	Tax Identification Number
U.S. residents/citizens must provide their Taxpayer Identification Number

Date	Signature of Shareholder

STATUS AS A U.S. SHAREHOLDER

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW

Indicate whether you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder (as described under Instruction 5):

The person signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder

The person signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must duly complete and timely return to AST the enclosed Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information in Instruction 5, “U.S. Shareholders”.

INSTRUCTIONS

1.	Use of Letter of Transmittal

a.

Following the implementation of the Share Consolidation, each shareholder holding share certificate(s) of Turquoise Hill must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to AST at the office listed below.

b.

The method of delivery used to deliver this Letter of Transmittal and any accompanying share certificate(s) is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received. Turquoise Hill recommends that the necessary documentation be hand delivered to AST at the office listed below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose share certificate(s) are registered in the name of a broker, investment bank, trust company, trustee or other nominee or intermediary should contact that nominee or intermediary for assistance in delivering those share certificate(s).

c.

Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself.

d.

Share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

e.

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act. Turquoise Hill, at its discretion, may require additional evidence of appointment or authority or additional documentation.

f.	Turquoise Hill reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to AST together with a letter stating the loss. AST will contact you to advise of the replacement requirements.

3.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all share certificates held, a separate signed list providing the requested information may be affixed to this Letter of Transmittal.

(b)	If share certificates are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	If the share consolidation does not proceed for any reason, any share certificate(s) of Turquoise Hill received by AST will be returned to you forthwith in accordance with your delivery instructions.

(d)	Additional copies of the Letter of Transmittal may be obtained from AST at the office listed below.

(e)	Any questions should be directed to AST at 1-800-387-0825 or(416) 682-3860 in the Toronto area or by sending an e-mail to inquiries@astfinancial.com.

4.	Office of AST Trust Company (Canada)

By Hand, Courier or Registered Mail	By Mail (Except Registered Mail)

1 Toronto Street	P. O. Box 1036
Suite 1200	Adelaide Street Postal Station
Toronto, Ontario	Toronto, Ontario
M5C 2V6	M5C 2K4
Attention: Corporate Actions	Attention: Corporate Actions

5.	U.S. Shareholders

You are a “U.S. Shareholder” if you are a shareholder and (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity classified as a corporation for U.S. federal income tax purposes) or partnership (including an entity classified as a partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more U.S. persons, as determined for U.S. federal income tax purposes, have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for shares (or would receive such cash but for Turquoise Hill’s retention of it) to provide the Transfer Agent with its correct Taxpayer Identification Number (“TIN”), which, in the case of a U.S Shareholder who is an individual, is generally the individual’s social security number. If the Transfer Agent is not provided with the correct TIN or an adequate basis for an exemption, such U.S. Shareholder may be subject to penalties imposed by the Internal Revenue Service (the “IRS”) and backup withholding in an amount equal to 24% of the gross amount of any cash received (or that would have been received but for Turquoise Hill’s retention of it) hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the U.S. Shareholder by filing a U.S. tax return and complying with all other necessary requirements.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the Form W-9 set out in this document, which requires such U.S. Shareholder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN); (2) that the U.S. Shareholder is not subject to backup withholding because (i) the U.S. Shareholder is exempt from backup withholding; (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; (3) that the U.S. Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien); and (4) that the FATCA code(s) entered on the form (if any) indicating exemption from FATCA reporting is correct.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the instructions in the enclosed Form W-9 for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (i) consult the instructions in the enclosed Form W-9 for information on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part I of the Form W-9, and (iii) sign and date the Form W-9. In such case, the Transfer Agent may withhold 24% of the gross proceeds of any cash paid to such holder (or that would have been paid to such holder but for Turquoise Hill’s retention of it) prior to the time a properly certified TIN is provided to the Transfer Agent, and if the Transfer Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If a shareholder has a U.S. address, but is not a U.S. Shareholder, such shareholder is urged to submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, to establish its exemption from backup withholding. Such appropriate IRS Form W-8 may be obtained from AST.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE SHARE CONSOLIDATION. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE TRANSFER AGENT CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.